January 16, 2025

Jose Bengochea
Chief Executive Officer
Iron Horse Acquisitions Corp.
P.O. Box 2506
Toluca Lake, CA 91610

Zhenjun Jiang
Chief Executive Officer
Zhong Guo Liang Tou Group Ltd
Vistra Corporate Services Centre, Wickhams Cay II, Road Town
Tortola, VG 1110, British Virgin Islands

       Re: Iron Horse Acquisitions Corp.
           Registration Statement on Form S-4
           Filed December 19, 2024
           File No. 333-283933
Dear Jose Bengochea and Zhenjun Jiang:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-4 filed December 19, 2024
Cover Page

1. Provide prominent disclosure about the legal and operational risks associated with
       being based in or having the majority of the company   s operations in
China. Your
       disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or
 January 16, 2025
Page 2

       be worthless. Your disclosure should address how recent statements and regulatory
       actions by China   s government, such as those related to the use of
variable interest
       entities and data security or anti-monopoly concerns, have or may impact the
       company   s ability to conduct its business, accept foreign investments, or list on a U.S.
       or other foreign exchange. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
2. Please revise the compensation received by sponsor section to include all compensation to be received by the Sponsor and its affiliates in connection with this transaction. In this regard, we note the 500,000 shares of New CFI to be received pursuant to a Transition Services Agreement. See Item 1604(a)(3) of Regulation S-K.
Market and Industry Data, page i

3. We note your disclosure that industry data was obtained from third-party sources.
       Please revise to clarify whether you commissioned any of the third-party data presented in your registration statement. To the extent that you commissioned any such data, file consents of such third parties pursuant to Rule 436 of the Securities Act as exhibits to your registration statement.
What are the effective underwriting fees under the various redemption scenarios?, page x

4. Please revise the tables to quantify the cash in trust under each scenario provided.
Questions and Answers About the Proposed Business
What vote is required to approval the proposals?, page xiv

5. State whether or not the de-SPAC transaction is structured so that approval of at least a majority of unaffiliated security holders of Iron Horse is required. Please refer to
       Item 1606(c) of Regulation S-K. Add any appropriate risk factors if the transaction is not structured in a way that such approval is required and/or if approval of the transaction is already assured as a result of the number of shares held by the sponsor and its affiliates relative the number outstanding.

Did the Iron Horse Board obtain a third-party valuation, page xvi

6. We note that the SPAC Board decided not to obtain a fairness opinion because it relied on the financial skills and background of its officers and directors in evaluating the operating and financial merits of companies. Please revise to describe in greater detail the industry experience of the officers and directors that the Board relied upon in evaluating the financial aspects of the potential business combination.
Summary, page 1

7.     Provide early in the summary a diagram of the company's corporate structure,
       identifying the person or entity that owns the equity in each depicted entity.
 January 16, 2025
Page 3
8. In your summary of risk factors, disclose the risks that your corporate structure and
       being based in or having the majority of the company   s operations in
China poses to
       investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in
       China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-
       based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
9. Provide a description of how cash is transferred through your organization and disclose you intentions to distribute earnings. State whether any transfers, dividends, or distributions have been made to date between the holding company and its subsidiaries, and quantify the amounts where applicable.
10. Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency. State affirmatively whether you have received all requisite
       permissions or approvals and whether any permissions or approvals have been denied.
       Please also describe the consequences to you and your investors if you or your subsidiaries if you (i) do not receive or maintain such permissions or approvals, (ii)
       inadvertently conclude that such permissions or approvals are not required, or (iii)
       applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
11. Please provide in tabular format in your summary the terms and amount of compensation to be received by the Sponsor, its affiliates, and promoters in
       connection with the business combination. Ensure your disclosure addresses each aspect of Item 1604(b)(4) of Regulation S-K.
12. We note your disclosure that the time period to complete a business combination may be extended. Revise your disclosure to state whether shareholders may redeem their shares in connection with any proposal to extend the time period.
13. Please disclose any circumstances or arrangements under which the sponsor, its affiliates, and promoters could indirectly transfer ownership of your securities through transfers of sponsor membership interests. See Item 1603(a)(6) of Regulation S-K.
 January 16, 2025
Page 4
14. We note your disclosure on page 74 regarding Iron Horse's Board of Director's reasons for the approval of the Business Combination. Please revise the summary section to describe any material factors that the board considered in making this determination. See Item 1604(b)(2) of Regulation S-K.
Risk Factors, page 16

15. Please add a risk factor disclosing the material risks associated with the exclusive forum provision in your amended and restated certificate of incorporation.
16. If the assets in your trust account are securities, including U.S. Government securities or shares of money market funds registered under the Investment Company Act and regulated pursuant to rule 2a-7 of that Act, disclose the risk that you could be considered to be operating as an unregistered investment company. Disclose that if you are found to be operating as an unregistered investment company, you may be required to change your operations, wind down your operations, or register as an investment company under the Investment Company Act. Also include disclosure with respect to the consequences to investors if you are required to wind down your operations as a result of this status, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and any warrants, which would expire worthless.
17.    We note the audit report for Iron Horse Acquisition Corp. includes a statement
       expressing substantial doubt about the Company's ability to continue as a going concern. Please revise your risk factors to highlight this ability to continue as a going concern, describing the material risks associated with the going concern opinion issued by the auditor.
18.    Given the Chinese government   s significant oversight and discretion
over the conduct
       of your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
Proposal No. 1 - The Business Combination Proposal, page 67

19. State whether or not a majority of the directors (or members of a similar governing body) of Iron Horse have retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating terms of the de-SPAC transaction and/or preparing a report concerning the approval of the de-SPAC transaction. Refer to Item 1606(d) of Regulation S-K.
 January 16, 2025
Page 5
20. It appears your charter is silent on the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target. Additionally, please discuss whether any members of the company or the Sponsor owed fiduciary or contractual obligations to any other entities. Please revise to clarify how the Board considered the conflicts in negotiating and recommending the Business Combination generally.
21. We note your disclosure that Iron Horse reviewed an independent valuation analysis, and the underlying assumptions and projections. Please include the disclosures required by Item 1609 of Regulation S-K.
Other Agreements, page 69

22. Please disclose the materials terms of the Transition Services Agreement. Please include any appropriate risk factor disclosure.
Background of the Business Combination, page 70

23. Please revise the first paragraph on page 72 to clarify the entity that prepared referenced independent valuation report provided by the Target. Material U.S. Federal Income Tax Consequences, page 88

24. Please revise to provide the federal income tax consequences of the de-SPAC transaction to (i) the SPAC, (ii) the target company, (iii) target security holders, and
       (iv) SPAC security holders. Refer to Item 1605(b)(6) of Regulation S-K. Iron Horse's Business, page 93

25. We note your disclosure in this section appears to be outdated. For instance, you state
       "we have not yet selected a target business with which to consummate our initial business combination." Please update this section.
26. Please describe the general character of the Sponsor's business. Refer to Item
       1603(a)(2) of Regulation S-K.
27. Describe the material roles and responsibilities of the SPAC sponsor, its affiliates, and any promoters in directing and managing the special purpose acquisition company's activities.
28. Describe any agreement, arrangement, or understanding between the SPAC sponsor and the special purpose acquisition company, its officers, directors, or affiliates with respect to determining whether to proceed with a de-SPAC transaction. Please refer to
       Item 1603(a)(5).
29. We note a reference on page 76 to a section titled "Interests of Iron Horse's Directors and Officers in the Business Combination" but note that this section does not appear in the filing. Please describe any actual or potential material conflict of interest of the
       SPAC sponsor, its affiliates, the SPAC's officers, directors or promoters and the unaffiliated security holders of the SPAC. Please refer to Item 1603(b) of Regulation
       S-K. List each actual or potential source of conflict individually, describe how the conflict of interest may result and quantify the interest.
 January 16, 2025
Page 6
Information about CFI Group
Corporate History and Structure, page 109

30. We note your disclosure on page 111 that OpCo 4 is in the process of planning to launch. Please update to disclose when OpCo 4 is expected to launch. Business and Growth Strategy, page 111

31. We note that CFI plans to enter into collaborative arrangements with Mr. Jiang for its own production capabilities. Please update the disclosure here and throughout regarding these arrangements if any arrangements are entered into.
Our Products, page 113

32. We note your disclosure that your Slimming Biscuits have passed third-party certification for weight-loss efficacy. Please revise your disclosure to include more information on the third-party who has certified that health claim.
33. We note your Collagen Peptide Prebiotic is "suitable for individuals managing weight, digestive issues, or immune deficiencies" and your Natto Compound Gel Candy can
       "lower blood lipids and dissolve plaque, improving circulation." Please revise your disclosure to state the basis for these claims.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
CFI
Impact of Macroeconomic Conditions, page 156

34. We note your disclosure here that increasing inflation may impact your business.
       Please revise this section to state whether inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected. Please also note any efforts you have taken to mitigate inflationary pressures.
Comparison of Corporate Governance and Stockholder Rights, page 195

35. Please revise this section to include the rights of target company security holders.
       Refer to Item 1605(b)(4) of Regulation S-K.
Where You Can Find More Information, page 202

36. We note your disclosure that "[a]ll information contained in this proxy statement/prospectus relating to Iron Horse has been supplied by Iron
Horse, and all
       such information relating to CFI has been supplied by CFI" and that "[i]nformation provided by either the Iron Horse or CFI does not constitute any representation, estimate or projection of any other party." Because these statements could be read as a disclaimer of your responsibility for the disclosure in your filing, please revise to remove any implication that Iron Horse or CFI disclaim any responsibility for any of the disclosures contained in the registration statement.
 January 16, 2025
Page 7
Financial Statements of Zhong Guo Liang Tou Group Limited
Consolidated Statement of Cash Flows, page F-46

37. Please revise the title of the column to correctly indicate that the information presented is for
       the period from August 14, 2023 (inception) through December 31, 2023. Unaudited Consolidated Statements of Cash Flows, page F-56

38. Please revise to clarify why the changes in your operating assets and liabilities do not equal the changes based on your balance sheets on page F-53. For example, on this statement you show the change in Prepayments for the nine months ended September
       30, 2024 as $(1,670,343), although we note from page F-53 that the balance of
       Prepayments was $0 at December 31, 2023 and $1,710,685 at September 30, 2024,
       which would result in a change of $(1,710,685) for the period. Please revise to correctly present all the changes reported in operating assets and liabilities, or advise
       us.
Notes to Unaudited Consolidated Financial Statements
Revenue Recognition - Wholesale distribution segment, page F-61

39. We note that certain distribution contracts have minimum purchase volume requirements. Please explain your statement that you recognize remaining revenue at
       the end of the period "if the minimum is not reached" and clarify your pattern of revenue recognition.
Note 9 - Related Party Transactions, page F-66

40. We note from page 107 that CFI was established on April 18, 2024 under the laws of the British Virgin Islands and is 100% owned by Rosy Sea, an entity also organized under the laws of the British Virgin Islands on April 18, 2024. Rosy Sea is 100%
       owned by Mr. Zhengjun Jiang, who through Rosy Sea also owns CFI. As it appears that both entities are 100% controlled by Mr. Jiang, please explain to us
       your conclusion that the assets contributed to CFI by Mr. Jiang in the May 30, 2024
       transaction should be recorded at fair value as opposed to Mr. Jiang   s
book/carrying
       value. Please cite the accounting guidance on which you based your accounting. Tell us how you considered the guidance in ASC 805-50 and ASC 845-10-15-4.b.
Note 11 - Segment Information, page F-67

41. Please revise to include revenues by segment. Refer to ASC 280-10-50-22. Exhibits

42. Please file all material agreements as exhibits to your registration statement pursuant to Item 601(b)(10) of Regulation S-K. For instance, we note references to a Supply
       Agreement and Employment Agreements.
 January 16, 2025
Page 8
General

43. We note your disclosure on page 93 that your team has "demonstrated an extensive track record of successful acquisitions" and that some of your directors also have experience in acquisitions. Please revise to describe the prior SPAC experience of the
       SPAC Sponsor, its affiliates, and any promoters. See Item 1603(a)(3) of Regulation S-
       K.
44. We note your disclosure in the frequently used terms section that "Founder Shares"
       refers to the 1,967,000 shares sold for an aggregate purchase price of $25,000. We also note in your initial conflicts of interest section that the Founder Shares are
       1,932,000 shares sold for an aggregate price of $25,000. Please revise your disclosure for consistency.
45. Please disclose, as of the most recent practicable date, the persons who have direct and indirect material interests in the SPAC sponsor, as well as the nature and amount of their interests. Please refer to Item 1603(a)(7) of Regulation S-K.
46. We note references to the defined term Acquiror Financing Note and Acquiror
       Promissory Note. Please revise to clarify if these references are to the same information and quantify the outstanding amount.
47. Please revise your filing to include risk factor disclosure and a separate Enforceability of Civil Liabilities section addressing the enforcement risks related to civil liabilities due to your officer and directors having ties to, or being located outside of the United
       States. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities, lack of reciprocity and treaties, and cost and time constraints.
48. With respect to your conflicts of interest disclosure please provide such disclosure between: on one hand, the SPAC sponsors, their affiliates, SPAC officers,
       SPAC directors, or promoters, target company officers or target company directors;
       and, on the other hand, unaffiliated security holders of the SPAC. Refer to Items
       1604(a)(4), 1604(b)(4) and 1603(b) of Regulations S-K.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Heather Clark at 202-551-3624 or Martin James at 202-551-3671 if
you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Asia Timmons-Pierce at 202-551-
3754 with any other questions.
 January 16, 2025
Page 9



                   Sincerely,

                   Division of Corporation Finance
                   Office of Manufacturing